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                              December 28, 2022

       Richard Qi Li
       Chief Executive Officer
       HH&L Acquisition Co.
       Suite 2001-2002, 20/F, York House
       The Landmark, 15 Queen   s Road Central
       Central, Hong Kong

                                                        Re: HH&L Acquisition
Co.
                                                            Preliminary Proxy
on Schedule 14A
                                                            Filed December 23,
2022
                                                            File No. 001-40006

       Dear Richard Qi Li:

              We have conducted a limited review of your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Preliminary Proxy on Schedule 14A, Filed December 23, 2022

       General

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or
has substantial ties with, a non-U.S. person. If so, please revise your filing to include
risk factor disclosure that addresses how this fact could impact your ability to complete
your initial business combination. For instance, discuss the risk to investors that you may
not be able to complete an initial business combination with a target company should
the transaction be subject to review by a U.S. government entity, such as the Committee
on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose
that as a result, the pool of potential targets with which you could complete an initial
business combination may be limited. Further, disclose that the time necessary for
government review of the transaction or a decision to prohibit the transaction could
prevent you from completing an initial business combination and require
 Richard Qi Li
HH&L Acquisition Co.
December 28, 2022
Page 2
      you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Margaret Schwartz at 202-551-7153 or Celeste Murphy at 202-551-3257
with any other questions.



                                                           Sincerely,

FirstName LastNameRichard Qi Li                            Division of
Corporation Finance
                                                           Office of Industrial
Applications and
Comapany NameHH&L Acquisition Co.
                                                           Services
December 28, 2022 Page 2
cc:       Joel L. Rubinstein, Esq.
FirstName LastName